

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

May 21, 2007

G. George Lu, CEO
2020 Chinacap Acquirco, Inc.
221 Boston Post Road East
Marlborough, MA 01752

> RE: **2020 Chinacap Acquico, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-142255**
> **Filed April 20, 2007**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

2.   Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

3.   Please tell us the factors you considered in determining to value this offering at $60,000,000. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Does the company expect to obtain additional funding through other financing arrangements to acquire a target? If so, please explain. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals. We may have further comment.

4.   With respect to the foregoing comment, we note that the company has partially anticipated this comment in its page 15 risk factor "Our determination of the offering price of our units …" In crafting your response, please provide more analysis of both your potential target size and potential competition.

5.   Please indicate whether the company is obligated to enforce the indemnity agreements against its executives and directors.

6.   We note your disclosure that you may accomplish your stated goal through a merger, stock exchange, asset acquisition or other similar business combination, whereby you would acquire an operating business that either is located in China, has its principal operations located in the People's Republic of China, or would benefit from establishing operations in China. We also note references to acquiring a target through contractual arrangements. In an appropriate section, please provide disclosure indicating:

   a.   Whether the company may consummate any form of transaction that would not require the presentation of operating results under Regulation S-X

   b.   Please clarify the reference to "contractual arrangements" and provide a more fulsome discussion of the mechanics and risks of using this form of investment

   c.   Please clarify how principal operations will be determined.

7.   Your disclosure indicates that you may acquire a company that you believe "would benefit from establishing operations in China." This appears to be

Mr. G. George Lu
2020 Chinacap Acquirco, Inc.
May 21, 2007
p. 3

considerably more subjective than acquiring a company which is located in China or has its principal operations in China. It also does not appear to significantly limit the pool of potential targets. Please revise to detail the criteria you will use to determine whether a company would benefit from establishing operations in China or remove this reference.

8.   Your cover page disclosure indicates that you believe that "certain leading Chinese companies are ideally positioned to transform into global business leaders between now and the year 2020" and that your objective is to identify and invest in these companies. Please revise to further explain the relevance of the year 2020 to investors and clarify the expected development stage of your target company. For example, but without limit, disclose whether you expect the target company to be profitable at the time of the acquisition or have a history of losses with the potential to be profitable by 2020, etc.

9.   Please clarify whether you may engage in a business combination in which you acquire less than a 100% interest in the target. If so, please revise to indicate how you will determine whether the 80% net asset test has been met.

10.   We note that your fee table covers the "Insider Warrants" as well as the securities issuable upon the exercise of these warrants. Please advise us why you are seeking to register the resale of the insider warrants and underlying ordinary shares being sold in the private placement when these securities are designed to be non-transferable until a business combination is consummated.

11.   Please advise us how the resale of the warrants to be issued in your private placement complies with our PIPE's position. (http://www.sec.gov/interps/telephone/phonesupplement1.htm). In this regard, given the purchaser's role at the company, and the fluidity associated with SPAC offerings, we do not see how you are able to say that the investor is "irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price …" Please revise to remove the resale component of your Form S-1, or alternatively, provide us with an analysis supporting your inclusion of such shares.

12.   With respect to the foregoing comment, we note your page 17 statement that "[e]ven if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current, the insider warrants may be exercisable for unregistered shares of common stock." Please note that were the company able to register the insider warrants, because the transaction was commenced publicly, it would have to be completed publicly. That is, the insider warrants would not be exercisable for unregistered shares. If necessary, please revise this statement or advise why no revision is necessary.

13.   Please disclose how the insider warrant purchase price was determined. In this
        regard we note your page 68 reference to the "trading prices of similar warrants of
        other public acquisition companies." Please provide us with a list of the
        companies used, as well as the dates covered by your analysis.

Prospectus Cover Page

14.   You disclose that you "believe certain leading Chinese companies are ideally
        positioned to transform into global business leaders …" Your use of "certain"
        would imply that you have specific companies, and therefore targets, in mind.
        Please revise to disclose these companies or, alternatively, remove this sentence.

15.   Please advise us of who owns the remaining 33% of Win Wide International Ltd.

Prospectus Summary

16.   We note the inclusion of some discussion of Mr. Lu' role at Surfmax Corporation,
        including the disclosure of several investments that Surfmax has made, however,
        it is unclear what relevance this has to investors in this company. This is
        particularly true in light of the standard maxim that past results cannot predict
        future performance. Please revise to explain.

17.   Please include a statement indicating whether any member of your management
        or board is currently, or has been in the past five years, associated with a company
        with a business plan similar to yours.

18.   Please clarify your discussion under "Liquidation if no business combination" to
        indicate whether management will have any indemnification obligations to ensure
        that the trust proceeds are not depleted, clarify the expected costs of dissolution,
        and state who will pay the costs of dissolution in the event that there are no funds
        held outside the trust.

Risk Factors, page 14

19.   Please revise your page 16 sentence "our executive officers and directors have not
        agreed to reimburse us for any debts or obligations to vendors that do not
        represent service fees …" to, if possible, eliminate the double negative. This may
        improve its clarity.

20.   Several of your risk factors, including your risk factor headings, state vague
        conclusions which do not provide sufficient information to investors. As one
        example, we note your discussion that your management may have a conflict in
        determining whether to enter into a particular business combination because their
        shares would not be entitled to participate in a liquidating distribution. However,

you do not fully address the impact that this has on the investor; instead you note that it creates a conflict. Nor do you address the fact that, because they paid a lower dollar amount for their shares, a deal that may be a net loss to the public shareholders could still result in a positive return for your insiders. Please revise as appropriate.

21.   We note that the company has risk factor disclosure addressing the possibility that they will require shareholders to tender their shares in connection with the shareholder vote to approve a business combination and conversion process. Please revise, here and elsewhere, to provide additional discussion about this possibility. In this regard, we are particularly concerned about the timing, cost, and procedures that investors will have to follow to perfect their rights.

22.   Please include disclosure, including risk factor disclosure, describing the procedures the company will follow for determining the appropriateness of any reimbursements paid to your officers and directors in connection with their duties.

23.   Please clarify why your management's "collective experience in business evaluations for blank check companies like [y]ours is not significant" is relevant to your page 21 risk factor when they will be evaluating the value of a target company with operations – presumably within their experience. Also, in all appropriate sections, please ensure that you have described the analytics that management and your board will use to value the company and determine that the 80% test is met.

24.   Please revise your dilution risk factor to better explain the concept to investors.

25.   Please revise your page 26 risk factor "After a business combination …" to separate out distinct risks.

26.   Your page 27 risk factor indicates that the Chinese government reserves a right to unwind a transaction in certain circumstances. Please revise to provide more disclosure about this potentiality, including whether the company would attempt to return funds to its shareholders etc.

27.   Please revise your risk factor "As a result of merger and acquisition regulations …" to provide the reader with a sense of the timeframe for obtaining these regulatory approvals.

28.   We note your risk factor on page 33 which discusses the difficulty that claimants may have serving process on you because some of your executives and directors reside outside the US. Please revise to separately state which executives are located within and without the US.

Forward-Looking Statements, page 36

29.   Please reconcile your page 26 statement that you "undertake no obligation to publicly update or revise any forward-looking statement …" with the requirements of Item 512 of Regulation S-K.

Use of Proceeds, page 37

30.   Please disclose whether your executive officers and directors provided 2020 International Capital Group Limited with the $80,000 in advanced funds. If not, please disclose the ultimate source of these funds.

31.   Please disclose whether the insider warrant purchase will be financed with funds from parties other than the purchaser.

Capitalization, page 42

32.   Please reconcile your dilution discussion, which indicates a net tangible book value deficiency of $117,006 at January 31, 2007 with your page 42 disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

33.   Please revise the paragraph beginning "We have neither engaged in any operations …" to improve its clarity.

34.   Please advise us why your administrative fee is comparable to fees charged by other companies located in New York and San Francisco when you are located in suburban Massachusetts, which presumably is a lower cost locale. Please revise your disclosure to clarify how this fee was set.

Proposed Business, page 45

35.   We note that the company lists its management team's experience as private equity investors as a competitive strength on page 45. Please revise to provide more factual disclosure, including the actual organization names, an indication of the size of the enterprise, and the scope of their responsibilities. Also, please clarify why you believe that you have a competitive advantage compared to other private equity firms and special purpose acquisition companies which have management teams with similar backgrounds.

36.   Please clarify your disclosure under "Experience working as a Group". Also please ensure that you discuss any board interlocks in all appropriate sections.

37.   Please provide more detailed disclosure under "Strategy".

Management, page 60

38.   Given the nature of your offering, with its emphasis on management's experience, we believe that the disclosures regarding your management should be balanced. For example, you note that during Mr. Zhang's tenure at the Cathay Fund "one of the fund's portfolio companies became a publicly listed company on the New York Stock Exchange." However, you do not explain the role Mr. Zhang played in this investment, nor do you provide balancing information, such as how many portfolio companies filed for bankruptcy or were liquidated, etc. Please revise all of your management biographies to ensure that they are appropriately balanced.

Conflicts of Interest, page 62

39.   We note your disclosure, here and in the risk factors, that management has fiduciary duties to other companies which may present conflicts of interest with regard to the presentation of corporate opportunities. We believe that further disclosure is warranted. Accordingly, please disclose:

     a. An exhaustive lists of management affiliated entities for which a conflict is reasonably likely;

     b. A statement as to how such a conflict will be resolved (i.e., which entity will have priority, how long will that entity have to decide to pursue an opportunity); and,

     c. Any other information that the company deems relevant.

Underwriting, page 75

40.   We note your disclosure that your underwriters may make sales to their online brokerage account holders. Please clarify whether any of your underwriters will make sales into their customers' discretionary accounts.

Principal Stockholders, page 65

41.   Please explain who owns the residual interest in 2020 International Capital Group Limited as well as who manages this entity. In addition, please revise to clarify how this ownership structure impacts the restrictive terms of your offering and related agreements. For example, will 2020 International Capital Group Limited be considered an inside stockholder?

42. Please disclose whether any member of your management, including your board, will receive compensation of any kind from either 2020 International Capital Group Limited or 2020 Strategic Investments, LLC for services rendered to the company.

43. Please include a discussion explaining the purpose behind having 2020 International Capital Group Limited and 2020 Strategic Investments, LLC own your shares in this manner.

44. Please expand on your disclosure that "Win Wide has agreed that the insider warrants will not be sold or transferred by it until after we have completed a business combination except for transfers to shareholders of Win Wide in proportion to their ownership of the capital stock of Win Wide." Firstly, disclose all of the shareholders of Win Wide. Secondly, disclose the date that Win Wide was capitalized, including each individual's contribution.

Description of Securities, page 70

45. We note your statement on page 72 that investors "should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement … for a complete description of the terms and conditions applicable to the warrants." As the exhibits are not sent to investors, please include a statement indicating that you have described all of the material terms of the warrant agreement in your prospectus.

Financial Statements

General

46. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X. In this connection, please ensure your consent references the appropriate audit report date.

Exhibits

47.   The company's exhibits list indicates that it will file a significant number of exhibits by amendment. As we frequently review and comment on these exhibits, filing them as early in the process may shorten the length of your review.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Michael Blount
        312-460-7000 (facsimile)